SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934

(Amendment No. 8)

SAUER-DANFOSS INC.
(Name of Subject Company)

DANFOSS ACQUISITION, INC.
A Wholly Owned Subsidiary of
DANFOSS A/S

 (Names of Filing Persons (offeror))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

 (Title of Class of Securities)

804 137 107
(CUSIP Number of Class of Securities)

Danfoss A/S
Niels B. Christiansen, Chief Executive Officer
Nordborgvej 81
6430 Nordborg
Denmark
45 7488 2222

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
Uri Doron, Esq. Reed Smith LLP 599 Lexington Avenue New York, NY 10022 Tel: (212) 521-5400

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$164,634,666	$11,738.46

*
The transaction valuation is estimated solely for purposes of calculating the filing fee.  The calculation assumes the purchase of all outstanding shares of common stock, par value $0.01 per share (the “Shares”) of Sauer-Danfoss Inc. (the “Company”) not beneficially owned by Danfoss A/S, a corporation organized under the laws of Denmark, and its subsidiaries (the “Danfoss Group”), at a purchase price of $14.00 per Share, net to the seller in cash. Accordingly to the Company’s annual report on Form 10-K for the year ended December 31, 2009, filed with the SEC on March 4, 2010, 48,389,406 Shares were outstanding as of March 1, 2010, of which 36,629,787 are held by the Danfoss Group.  Accordingly, this calculation assumes the purchase of 11,759,619 Shares.

**
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory # 4 for Fiscal Year 2010 issued by the Securities and Exchange Commission, by multiplying the transaction valuation by 0.0000713.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $11,738.46	Filing Party: Danfoss A/S
Form or Registration No.: Schedule TO-T	Date Filed: March 10, 2010, April 9, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 8 amends and supplements the Tender Offer Statement and Rule 13E-3 Transaction Statement filed under cover of Schedule TO (the “Schedule TO”) with the Securities and Exchange Commission on March 10, 2010 by Danfoss Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Danfoss A/S, a corporation organized under the laws of Denmark (“Parent”).  The Schedule TO relates to the offer to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Sauer-Danfoss Inc., a Delaware corporation (the “Company”), not owned by Parent and its subsidiaries (the “Danfoss Group”) at $14.00 per Share, net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 10, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal, respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Items 1 through 9, 11 and 13.

The Offer expired at midnight New York City time on Thursday, April 29, 2010. The depositary for the Offer has informed Parent and the Purchaser that a total of 2,320,531 Shares have been validly tendered and not withdrawn, representing approximately 20.16% of the Shares outstanding immediately prior to the expiration of the Offer, excluding Shares beneficially owned by (a) the Danfoss Group, (b) the controlling stockholder of Parent, Bitten & Mads Clausens Fond, and (c) the respective officers and directors of each of the Purchaser, the Danfoss Group, Bitten & Mads Clausens Fond and the Company.

The Offer was conditioned upon, among other things, the non-waivable Majority of the Minority Condition that required there to be tendered and not withdrawn prior to the expiration of the Offer a number of Shares representing at least a majority of the outstanding Shares, excluding Shares beneficially owned by (a) the Danfoss Group, (b) the controlling stockholder of Parent, Bitten & Mads Clausens Fond, and (c) the respective officers and directors of each of the Purchaser, the Danfoss Group, Bitten & Mads Clausens Fond and the Company.  The number of Shares validly tendered and not withdrawn prior to the expiration of the Offer does not satisfy the Majority of the Minority Condition.  As a result, under the terms of the Offer, the Purchaser cannot consummate the Offer and the Shares tendered in the Offer will be returned to stockholders who tendered in the Offer.

Item 12.	Exhibits

Item 1016(a), (b), (d), (g) and (h) of Regulation M-A

(a)(1)(xviii)	Press Release issued by Parent and the Purchaser on April 30, 2010.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 30, 2010

DANFOSS ACQUISITION, INC.

By:	/s/ Anders Stahlschmidt
Name:	Anders Stahlschmidt
Title:	Vice President, Secretary, Treasurer

DANFOSS A/S

By:	/s/ Anders Stahlschmidt
Name:	Anders Stahlschmidt
Title:	General Counsel

EXHIBIT INDEX
Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated March 10, 2010 (incorporated by reference to the Schedule TO-T filed by Parent and the Purchaser with the Securities and Exchange Commission on March 10, 2010).

(a)(1)(ii)	Form of Letter of Transmittal (incorporated by reference to the Schedule TO-T filed by Parent and the Purchaser with the Securities and Exchange Commission on March 10, 2010).

(a)(1)(iii)	Form of Notice of Guaranteed Delivery (incorporated by reference to the Schedule TO-T filed by Parent and the Purchaser with the Securities and Exchange Commission on March 10, 2010).

(a)(1)(iv)
Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to the Schedule TO-T filed by Parent and the Purchaser with the Securities and Exchange Commission on March 10, 2010).

(a)(1)(v)
Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to the Schedule TO-T filed by Parent and the Purchaser with the Securities and Exchange Commission on March 10, 2010).

(a)(1)(vi)
Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to the Schedule TO-T filed by Parent and the Purchaser with the Securities and Exchange Commission on March 10, 2010).

(a)(1)(vii)
Letter dated December 21, 2009 to the board of directors of the Company (incorporated by reference to Exhibit C to the Schedule 13D amendment filed by the Purchaser, Parent and Danfoss Murmann Holding A/S with the Securities and Exchange Commission on December 22, 2009).

(a)(1)(viii)
Press Release issued by Parent and the Purchaser on December 22, 2010 (incorporated by reference to the Schedule TO-C filed by Parent and Purchaser with the Securities and Exchange Commission on December 22, 2009).

(a)(1)(ix)
Press Release issued by Parent and the Purchaser on January 8, 2010 (incorporated by reference to the Schedule TO-C filed by Parent and the Purchaser with the Securities and Exchange Commission on January 8, 2010).

(a)(1)(x)
Press Release issued by Parent and the Purchaser on January 15, 2010 (incorporated by reference to the Schedule TO-C filed by Parent and the Purchaser with the Securities and Exchange Commission on January 15, 2010).

(a)(1)(xi)
Press Release issued by Parent and the Purchaser on March 9, 2010 (incorporated by reference to the Schedule TO-C filed by Parent and the Purchaser with the Securities and Exchange Commission on March 9, 2010).

(a)(1)(xii)
Summary Advertisement as published on March 10, 2010, in the Investor’s Business Daily (incorporated by reference to the Schedule TO-T filed by Parent and the Purchaser with the Securities and Exchange Commission on March 10, 2010).

(a)(1)(xiii)
Press Release issued by Parent and the Purchaser on March 29, 2010 (incorporated by reference to the Schedule TO-T, Amendment No. 1, filed by Parent and the Purchaser with the Securities and Exchange Commission on March 29, 2010).

(a)(1)(xiv)
Press Release issued by Parent and the Purchaser on April 8, 2010 (incorporated by reference to the Schedule TO-T, Amendment No. 4, filed by Parent and the Purchaser with the Securities and Exchange Commission on April 8, 2010).

(a)(1)(xv)
Press Release issued by Parent and the Purchaser on April 9, 2010 (incorporated by reference to the Schedule TO-T, Amendment No. 5, filed by Parent and the Purchaser with the Securities and Exchange Commission on April 9, 2010).

(a)(1)(xvi)
Press Release issued by Parent and the Purchaser on April 22, 2010 (incorporated by reference to the Schedule TO-T, Amendment No. 6, filed by Parent and the Purchaser with the Securities and Exchange Commission on April 22, 2010).

(a)(1)(xvii)
Press Release issued by Parent and the Purchaser on April 26, 2010, including a copy of Parent’s letter dated April 26, 2010 to the Special Committee (incorporated by reference to the Schedule TO-T, Amendment No. 7, filed by Parent and the Purchaser with the Securities and Exchange Commission on April 26, 2010).

(a)(1)(xviii)	Press Release issued by Parent and the Purchaser on April 30, 2010.

(a)(5)(i)
2010 through 2012 Consolidated Financial Projections of the Company (included as Schedule E to the Offer to Purchase filed as Exhibit (a)(1)(i)) to the Schedule TO-T filed by Parent and the Purchaser with the Securities and Exchange Commission on March 10, 2010).

(a)(5)(ii)
Complaint of Kenneth R. Loiselle et al., v. Sauer-Danfoss Inc., Jorgen M. Clausen, Sven Murmann, Niels B. Christiansen, Kim Fausing, William E. Hoover, Jr., Johannes F. Kirchhoff, F. Joseph Loughrey, Per Have, Sven Ruder, Steven H. Wood, Klaus H. Murmann, Danfoss Acquisition, Inc. and Danfoss A/S, filed in the Court of Chancery of the State of Delaware, dated December 23, 2009 (incorporated by reference to the Schedule TO-T filed by Parent and the Purchaser with the Securities and Exchange Commission on March 10, 2010).

(a)(5)(iii)
Complaint of Laurie Forrest et al., v. Sauer-Danfoss Inc., Sven Ruder, Niels B. Christiansen, Jorgen M. Clausen, Kim Fausing, William E. Hoover, Jr., Johannes F. Kirchhoff, F. Joseph Loughrey, Frederik Lotz, Sven Murmann, Steven H. Wood and Danfoss A/S, filed in the Court of Chancery in the State of Delaware, dated December 23, 2009 (incorporated by reference to the Schedule TO-T filed by Parent and the Purchaser with the Securities and Exchange Commission on March 10, 2010).

(a)(5)(iv)
Complaint of John and Michelle Freise et al., v. Sauer-Danfoss Inc., Jorgen M. Clausen, Sven Murmann, Niels B. Christiansen, Kim Fausing, William E. Hoover, Jr., Johannes F. Kirchhoff, F. Joseph Loughrey, Per Have, Sven Ruder, Steven H. Wood, Klaus H. Murmann, Danfoss Acquisition, Inc., and Danfoss A/S, filed in the Iowa District Court for Story County, dated December 23, 2009 (incorporated by reference to the Schedule TO-T filed by Parent and the Purchaser with the Securities and Exchange Commission on March 10, 2010).

(a)(5)(v)
Complaint of Scott Crouthamel et al., v. Sauer-Danfoss Inc., Jorgen M. Clausen, Sven Murmann, Niels B. Christiansen, Kim Fausing, William E. Hoover, Jr., Johannes F. Kirchhoff, F. Joseph Loughrey, Per Have, Sven Ruder, Steven H. Wood, Klaus H. Murmann, Danfoss Acquisition, Inc., and Danfoss A/S, filed in the Iowa District Court for Story County, dated February 10, 2010 (incorporated by reference to the Schedule TO-T filed by Parent and the Purchaser with the Securities and Exchange Commission on March 10, 2010).

(a)(5)(vi)
Amended and Consolidated Complaint, In Re Sauer Danfoss Inc. Shareholders Litigation, filed in the Court of Chancery of the State of Delaware, dated April 1, 2010 (incorporated by reference to the Schedule TO-T, Amendment No. 3, filed by Parent and the Purchaser with the Securities and Exchange Commission on April 5, 2010).

(a)(5)(vii)
Second Amended and Consolidated Complaint, In Re Sauer Danfoss Inc. Shareholders Litigation, filed in the Court of Chancery of the State of Delaware, dated April 22, 2010 (incorporated by reference to the Schedule TO-T, Amendment No. 7, filed by Parent and the Purchaser with the Securities and Exchange Commission on April 26, 2010).

(a)(5)(viii)
Management Projections 2010-2012 (February and April Update), provided by the Company to the Special Committee and its advisors on April 20, 2010 (incorporated by reference to the Company 13E-3, Amendment No. 8, Exhibit (a)(5)(K), filed by the Company with the Securities and Exchange Commission on April 23, 2010).

(b)(1)
Committed Multicurrency Term Loan and Revolving Credit Facilities Agreement, dated as of February 4, 2008, between Parent and Danske Bank A/S (incorporated by reference to the Schedule TO-T filed by Parent and the Purchaser with the Securities and Exchange Commission on March 10, 2010).

(b)(2)
Amendment No. 1, dated as of January 4, 2010, to Committed Multicurrency Term Loan and Revolving Credit Facilities Agreement, dated as of February 4, 2008, between Parent and Danske Bank A/S (incorporated by reference to the Schedule TO-T filed by Parent and the Purchaser with the Securities and Exchange Commission on March 10, 2010).

(c)(1)
Ladenburg Premium Analysis, dated December 24, 2009 (included as Schedule D to the Offer to Purchase filed as Exhibit (a)(1)(i)) to the Schedule TO-T filed by Parent and the Purchaser with the Securities and Exchange Commission on March 10, 2010).

(f)
Section 262 of the Delaware General Corporation Law (included as Schedule C to the Offer to Purchase filed as Exhibit (a)(1)(i)) to the Schedule TO-T filed by Parent and the Purchaser with the Securities and Exchange Commission on March 10, 2010).